Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, 201204

People’s Republic of China

VIA EDGAR

August 11, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	William Schroeder
Amit Pande
Madeleine Joy Mateo
John Dana Brown

Re:	Zhibao Technology Inc.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted July 14, 2023
CIK No. 0001966750

Dear Mr. Schroeder,

Zhibao Technology Inc. (the “Company,” “Zhibao,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 26, 2023, regarding the Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Form F-1”) submitted to the Commission on July 14, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar Amendment No. 3 to Draft Registration Statement (the “Amendment No. 3”) with this response letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted July 14, 2023

Cash and cash equivalents and restricted cash, current and noncurrent, page 85

1.	We note your disclosure on page 85 that restricted cash mainly represents the unremitted insurance premiums collected from certain insureds, which are held in custody until disbursed to insurance companies. We also note the balance significantly increased from RMB 2.3M and RMB 4M as of the years ended June 30, 2021 and 2022, respectively, to RMB 210M as of December 31, 2022. Please revise to explain the timing of remittances of collected insurance premiums and reasons for the significantly increased balance as of December 31, 2022, compared to prior periods.

Response: In response to the Staff’s comment, we have revised our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 86 of Amendment No.3. We further respectfully advise the Staff that we generally remit the collected insurance premiums to insurance suppliers within three months after collection. As compared with the balance as of June 30, 2021 and 2022, the significant increase in the balance of restricted cash was primarily due to our agreements on new brokerage service arrangements with certain insurance suppliers in December 2022, and subsequent collection of insurance premium of RMB 200 million from end customers on behalf of such insurance suppliers. We thereafter remitted the insurance premium to the corresponding insurance suppliers and completed such remittance before April 2023. As a result, there is a significant increase in restricted cash as of December 31, 2022 as compared with that as of the fiscal years ended June 30, 2021 and 2022, respectively.

When we collected the insurance premiums from insured customers, we generally recorded journal entries as:

Dr: Restricted cash

Cr: Insurance premium payable

Accordingly, the balance of insurance premium payable also increased from approximately RMB 1.9 million and RMB 3.4 million, respectively, as of June 30, 2021 and 2022, to approximately RMB 210.7 million as of December 31, 2022.

Compensation of Directors and Executive Officers, page 140

2.	Please update this information to cover the most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosures under “Management - Compensation of Directors and Executive Officers” section on page 142 of Amendment No. 3 to cover the most recently completed fiscal year.

Reorganization, page F-8

3.	We note your disclosure on page F-8 that “In March 2023, four preferred shareholders of Zhibao China surrendered their equity interest in Zhibao China. In April 2023, three of the four preferred shareholders determined to contribute the cash consideration to be received from Zhibao China in return for their equity surrender to Zhibao directly. In May 2023, Zhibao issued an aggregate of 2,287,360 ordinary shares to the three investors.” Please provide us further information about the background and reasons for these transactions along with the journal entries, including a description of what each entry represents, so that we may better understand your accounting.

Response: In response to the Staff’s comment, we provided the Staff with background information and journal entries for the transactions as below.

In compliance with PRC laws and regulations, PRC entities with Chinese institutional or venture capital shareholders which plans to go public in the overseas capital market are required to undertake reorganization of shareholder equity interest. Through this reorganization process, a Chinese institutional or venture capital investor’s equity interest in the PRC entity is converted into the equity interest in the overseas to-be-listed company, which is usually the parent or control company of such PRC entity. As part of the reorganization process, institutional or venture capital investors would first surrender their equity interest in such PRC entity, and then subscribe for shares in the to-be-listed company, in order to become the shareholders of the to-be-listed company.

As Zhibao is seeking listing on the Nasdaq through an IPO in the U.S., it is the overseas to-be-listed company and the parent company of the PRC entity, Zhibao China.

We retroactively adjusted the balance sheets as if the conversion of preferred shares of Zhibao China into ordinary shares of Zhibao occurred as of June 30, 2021 and 2022 and December 31, 2022, respectively, because we analogize to ASC 260 Earnings per Share and FRM 3430.1, which stipulates that “Depending on the facts and circumstances, the staff may not object if the registrant and its independent accountants elect to present retroactively a conversion of securities as if it had occurred at the date of the latest balance sheet included in the filing.”

a.	Between September 2016 and March 2021, Zhibao Technology Co., Ltd. (“Zhibao China”), a PRC subsidiary of the Company, completed several rounds of equity financing by entering into a series of shareholder agreements (the “Shareholder Agreements”) with certain investors, including four venture capital investors (“preferred shareholders”) to raise three rounds of capital. Pursuant to the Shareholder Agreements, Zhibao China received gross proceeds of an aggregate of RMB 60 million in return for the issuance of an aggregate of 18,745,463 redeemable preferred shares of Zhibao China to such four preferred shareholders.

b.	As the initial step of the reorganization process, on February 16, 2023, Zhibao China entered into share surrender agreements (“Share Surrender Agreements”) with the four preferred shareholders, pursuant to which the four preferred shareholders would surrender all of their equity interests in Zhibao China. As a result, Zhibao China reasonably believes that the preferred shareholders would surrender all of their equity interests in Zhibao China and receive corresponding consideration pursuant to the Share Surrender Agreements. Accordingly, Zhibao China initially classified the cash proceeds from these four preferred shareholders as “subscription fees advanced from shareholders” in the liability on the consolidated balance sheets as of June 30, 2021 and 2022 in the “Financial Statements” section on page F-3 of Amendment No. 1 to Draft Registration Statement on Form F-1 filed with the SEC on May 17, 2023.

Further, as we discussed in the response below to the Staff’s comment #3.c, among the four preferred shareholders, one preferred shareholder did not subscribe for shares in Zhibao. The shareholder would collect the cash consideration from Zhibao China for its surrender of equity interest in Zhibao China. We believe this supports our initial assessment to classify the cash proceeds from these preferred shareholders as a liability.

In summary, the journal entries on the consolidated balance sheets were as below:

Dr: Cash	RMB 60,000,000
Cr: Subscription fees advanced from shareholders	RMB 60,000,000

c.	During our reorganization process, on April 10, 2023, three of the four preferred shareholders entered into a share subscription agreement (“Share Subscription Agreement”) with the Company to contribute capital in the form of cash to the Company. The amount of such cash contribution was approximate to the amount that they would receive from Zhibao China in return for their above-mentioned equity surrenders. In May 2023, Zhibao issued an aggregate of 2,287,360 ordinary shares of the Company to the three preferred shareholders.

As of July 14, 2023 when we confidentially filed Amendment No. 2 to Draft Registration Statement on Form F-1, Zhibao China did not pay any cash consideration to these preferred shareholders for their surrenders of equity interests in Zhibao China, nor did the preferred shareholders make any cash capital contribution to Zhibao.

Because the Company and Zhibao China are under the same control by the same group of persons, and the conversion   is made at principal amount (equals to carrying amount) with no accrual or accretion of interest to redemption value necessary, we refer to ASC 260 Earnings per Share and FRM 3430.1 as below:

“Depending on the facts and circumstances, the staff may not object if the registrant and its independent accountants elect to present retroactively a conversion of securities as if it had occurred at the date of the latest balance sheet included in the filing. However, if the original instrument accrues interest or accretes toward redemption value after the balance sheet date until the conversion actually occurs. or if the terms of the conversion do not confirm the carrying value. only pro forma presentation would be deemed appropriate.”

Consequently, we retroactively adjusted the balance sheet as if the conversion of preferred shares of Zhibao China into ordinary shares of Zhibao occurred as of June 30, 2021 and 2022 and December 31, 2022, respectively. The journal entry for retroactive adjustment was as the following.

Dr: Subscription fees advanced from shareholders	RMB 45,000,000
Cr: Ordinary share	RMB 1,532
Additional paid-in capital	RMB 44,998,468

As of June 30, 2022 and December 31, 2022, we had a balance of RMB 15,000,000 in the account of “subscription fees advanced from shareholders” which was payable to the fourth preferred shareholder who did not subscribe for shares in Zhibao.

4.	Please file the agreements material to the transaction noted in the comment above as exhibits and disclose the material terms of such agreements.

Response: In response to the Staff’s comment, we have included the agreements material to the transaction noted in the comment above as exhibits to Amendment No.3, and also disclosed the material terms of those agreements under the “Business - Material Contracts” section on pages 112-113 of Amendment No. 3.

Note 10 Subscription Fees Advanced From Shareholders, page F-22

5.	We note the revised disclosure in Note 10 on page F-22 regarding preferred shareholders and their subscription agreements. We also note the added disclosure in Note 1 on page F-8 indicating that the equity agreement changed with three of the four preferred shareholders. So that we may better understand your accounting please tell us:

●	What date the original agreements were signed and what the original terms of the agreements were with the four shareholders described in Note 10 on page F-23 of the Form F-1 filed on May 17, 2023;
●	What date the new agreements were signed, if any, and what the revised terms were with the three preferred shareholders referenced in your disclosure on page F-8, and how they are different from the original agreement; and
●	The terms of the current agreement with the one investor in redeemable preferred shares referenced in Note 10 of the current Form F-1 and how they are different from the original agreement.

Response: In response to the Staff’s comment, we have provided background information and journal entries in our above responses to the Staff’s Comment #3. We also further clarified in our above responses to the Staff’s Comment #3 that the revision of the disclosures in Note 10 on Page F-22 regarding preferred shareholders and their Shareholder Agreements, and disclosures in Note 1 on page F-8 indicating that the Share Subscription Agreement with three of the four preferred shareholders was a result of retroactive adjustments to the ordinary shares of Zhibao issued to three preferred shareholders in accordance with ASC 260 Earnings per Share and FRM 3430.1.

We further respectfully advise the Staff that:

a.	As described above in Comment#3, Zhibao China entered into the Shareholder Agreements with four preferred shareholders between September 2016 and March 2021. They key terms of the Shareholder Agreements are as below:

-	the preferred shareholders have pre-emptive rights to subscribe for new shares of Zhibao China in accordance with its percentage shareholdings in Zhibao China and their shares are subject to anti-dilution provisions,
-	the preferred shareholders are entitled to sell their shares back to Zhibao China in case of a failure to complete its initial public offering in the United States on or before certain date agreed by and between certain investors and Zhibao China and other circumstances, including change of control, and material breach of laws and regulations,
-	the preferred shareholders have voting rights at the same ratio compared with ordinary shareholders, and
-	the preferred shareholders are entitled to liquidation preference to receive principal and interest of 10% per annum.

The form of the Shareholder Agreements is attached as an exhibit to this Amendment No. 3, and the material terms of those agreements are disclosed under the “Business - Material Contracts” section on page 112 of Amendment No. 3.

b.	As described above in Comment#3, on February 16, 2023, Zhibao China entered into Share Surrender agreements with three of the four preferred shareholders, pursuant to which the three preferred shareholders would surrender their equity interests in Zhibao China.

On April 10, 2023, the Company entered into a Share Subscription Agreement with the three preferred shareholders, pursuant to which the Company would issue an aggregate of 2,287,360 shares of the Company to them for cash consideration, which is approximate to the amount they are entitled to receive from Zhibao China as a result of their equity surrenders. Except for the different issuer (changed from Zhibao China to Zhibao), the material terms in Shareholder Agreements and Share Subscription Agreement are same.

The form of the Share Surrender Agreements and the form of Share Subscription Agreement are attached as exhibits to this Amendment No. 3, and the material terms of those agreements are disclosed under the “Business - Material Contracts” section on pages 112 and 113 of Amendment No. 3.

As Zhibao China and the Company are under the same control by the same group of persons, and the purpose of the above-mentioned two sets of agreements were to convert preferred shares of Zhibao China held by the preferred shareholders into ordinary shares of Zhibao, we believe the Share Surrender Agreements and Share Subscription Agreement should be considered as combined.

The Share Surrender Agreements and Share Subscription Agreement did not modify the terms of the Shareholder Agreements, and additionally, they are necessary agreements in our reorganization process to make sure these preferred shareholders of Zhibao China become shareholders of Zhibao.

In May 2023, Zhibao issued an aggregate of 2,287,360 ordinary shares to the three preferred shareholders who eventually become shareholders of Zhibao. As a result, the three shareholders own an aggregate of approximately 22.88% ordinary shares of Zhibao, which is the same percentage they previously owned in Zhibao China before surrenders of their equity interests in Zhibao China.

c.	On February 16, 2023, Zhibao China also entered into a Share Surrender Agreement with the fourth preferred shareholder. The terms in such Share Surrender Agreement are the same as those in the Share Surrender Agreements with the other three preferred shareholders. Such preferred shareholder of Zhibao China agreed to withdraw all of its investment in the total amount of RMB 15 million in Zhibao China but did not subscribe for the ordinary shares of Zhibao. As of the date of this response letter, Zhibao China has not paid any consideration to the preferred shareholder and the payment timeline is still under negotiation.

6.	We note your disclosure on page F-22 that “As part of reorganization, such investor withdrew its equity interest in Zhibao China, planned to contribute the same amount of said withdrawn capital to Zhibao directly, and Zhibao planned to approve the issuance of shares to such investor for the consideration of RMB 15 million.” Please provide us further information about the background and reasons for this transaction along with the journal entries, including a description of what each entry represents, so that we might better understand your accounting.

Response: In response to the Staff’s comment, we have provided background information and journal entries in our above responses to the Staff’s Comment #3.

We further respectfully advise the Staff that we have included disclosures under “Financial Statements” section on page F-8 and page F-34 of Amendment No.2 confidentially filed with the SEC on July 14, 2023 to disclose our issuance of 2,287,360 ordinary shares of Zhibao to the three preferred shareholders as a consideration of their surrenders of equity interests in Zhibao China. As Zhibao China previously did not pay any consideration to these preferred shareholders for their surrenders of equity interests in Zhibao China, nor did the preferred shareholders make any capital contribution to Zhibao, combined with the fact that Zhibao China and Zhibao are under the same control by the same group of persons, we believe the flow of cash consideration was just an administrative process and did not have any impact on the consolidated financial statements of the Company.

Exhibits

7.	Please file your two employee incentive plans as exhibits pursuant to Item 601(B)(10)(iii)(B) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised disclosures under “Financial Statements” section on page F-21 and page F-44 of Amendment No.3 to disclose that the two employee incentive plans were terminated in January 2023 and had no further force and effect, and upon such termination, there are no outstanding shares or share options under each of those two plans. The Company reasonably believes that those two terminated incentive plans are not material to the business operations of the Company and thus there is no need to file those two terminated incentive plans as exhibits to Amendment No.3.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Botao Ma
Botao Ma, Chief Executive Officer
Zhibao Technology Inc.

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP